United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 peter.harwich@allenovery.com

June 19, 2013

Re:	D.E Master Blenders 1753 N.V.

Schedule 14D-9 filed June 6, 2013

Schedule 14D-9Cs filed May 16, May 17, June 6, and June 12, 2013

File No. 5-86899

Dear Ms. Chalk:

On behalf of, and at the direction of, D.E Master Blenders 1753 N.V. (DEMB), set forth below are responses to the comments of the staff (the Staff) of the U.S. Securities and Exchange Commission (the SEC) contained in your letter, dated June 14, 2013 (the Comment Letter), relating to the Schedule 14D-9 (the Schedule 14D-9) filed by DEMB on June 6, 2013 (File No. 5-86899). The headings and numbered paragraphs of this letter correspond to the headings and paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9 and the Position Statement filed as Exhibit (a)(2) thereto (the Position Statement).

Where we note revisions that will be made to the Position Statement below, we will also make any necessary conforming changes to the Dutch language translations contained in the Position Statement.

Schedule 14D-9 – Exhibit (a)(2)

Position Statement – Cover Page

1.	Refer to the first paragraph on page 2. The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

In response to the Staff’s comments, we will amend the first full paragraph on page 2 of the Position Statement in its entirety as follows:

“This Position Statement will be governed by and construed in accordance with the laws of the Netherlands, without prejudice to any applicable provisions of prevailing mandatorily applicable law, including the U.S. federal securities laws.

The Court of First Instance (Rechtbank) in Amsterdam, the Netherlands, shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Position Statement, without prejudice to the rights of appeal (hoger beroep) and cassation (cassatie) or to the jurisdiction of any other competent court pursuant to applicable prevailing mandatorily applicable law, including the U.S. federal securities laws.”

Decision-Making Process by the Board Page 4

2.	Refer to the disclosure in the middle of page 5. Describe in further detail the discussions in October 2012 between representatives of JAB and DEMB concerning the release of information about the increase in JAB’s ownership stake above 15%. Explain why JAB would have a say in how DEMB communicated this information to the market. Elaborate on what you mean by the Board’s concerns that DEMB “came into play on improper grounds and on the basis of inaccurate assumptions.” Explain how your public disclosure at the time addressed this concern and what role JAB played in determining its content.

Prior to October 13, 2012, European (including Dutch) media speculated on JAB’s role in DEMB’s future. Scenarios that were mentioned in such media were (i) that JAB was preparing a public offer for 100% of the DEMB shares and (ii) that JAB would build up a stake of just under 30% of the voting rights (the threshold for a mandatory offer under Dutch law). These speculations led to DEMB’s communications department and senior management receiving numerous questions from third parties (including investors) and various stakeholders of the company (including the works council), respectively. Given the internal and external desire for information and the Board’s concern about the disruptive effect this may have on trading, DEMB deemed it appropriate to distribute a press release. DEMB started preparing such press release on October 13, 2012 and at all times, made its own decisions regarding the press release’s timing and content.

The contacts between representatives of DEMB and JAB during October 13 and October 14, 2012 had the sole purpose of (i) ensuring that the correct factual information was included in the press release and (ii) making sure that JAB’s intentions regarding its shareholding in DEMB were accurately represented.

In response to the Staff’s comments, we will amend the seventh and eighth full paragraphs on page 5 of the Position Statement to read in their entirety as follows:

“Speculation in European (including Dutch) media on JAB’s role in DEMB’s future led to DEMB receiving many requests for information from inside and outside the Company. Noting this desire for information and also to ensure a proper development of the DEMB share price, DEMB began drafting a press release on 13 October 2012.

On 13 and 14 October 2012, Messrs Herkemij, Cup and Goudet held calls to ensure that the correct factual information was included in the press release and to make sure that JAB’s intentions regarding its shareholding in DEMB were accurately represented.”

The Board’s financial assessment of the offer Page 10

3.	Specifically state whether the Board recommends acceptance or rejection of the tender offer. See Rule 14e-2 of Regulation 14E.

We direct your attention to the final sentence on page 26 under the heading “RECOMMENDATION”, which includes the following statement: “…the Board fully supports and unanimously recommends the Offer for acceptance to the Shareholders (the Recommendation).”

4.	Disclose the forecasts used to calculate the enterprise value and equity value for DEMB presented in the last two bullet points on page 10 and referenced in footnote 2 on that page. If they are included in the projections on page 18, please clarify.

We direct your attention to footnote 2 on page 10, which includes the following statement, “…forecasts for DEMB are based on broker reports…that adjust forecasted financial results to exclude certain non-recurring items identified in DEMB’s disclosure.” These forecasts differ from the forecasts provided on page 18 because the former are based on broker reports prepared by UBS, Goldman Sachs, Rabobank, Morgan Stanley, ABN AMRO, Exane BNP Paribas, Citigroup, Kepler and ING issued before March 27, 2013, which reports forecasted financials on an “adjusted” basis (i.e., pre-exceptional items), while the latter were prepared by DEMB senior management and provided to JAB on March 27, 2013, as described on page 17.

The enterprise value described in the sixth bullet point on page 10 is based on a forecasted adjusted EBITDA of EUR 483 million for the calendar year ending December 31, 2013. The equity value described in the seventh bullet point on page 10 is based on a forecasted adjusted net profit of EUR 282 million for the calendar year ending December 31, 2013. The forecasted adjusted EBITDA and the forecasted adjusted net profit on page 10 were calculated by averaging the forecasts from the broker reports and adjusting them to reflect a December, rather than June, year end.

5.	Refer to the last bullet point on page 11. Briefly describe the “market conform thresholds” which, if met, allow the possibility of a competing offer. It is unclear whether these are described under “Certain arrangements” on page 14.

Market conform and competing offer thresholds are terms of art in Dutch public offers. The term “competing offer threshold” describes the threshold that needs to be met before an alternative third party offer can be considered under Dutch law. The term “market conform threshold” means that a competing offer threshold is in place and that the threshold is well-known to the market.

We confirm that the “market conform thresholds” are included in and described under “Certain arrangements” on pages 13 and 14. Regarding the content of such “market conform thresholds” we refer to the first bullet point on page 14.

In response to the Staff’s comments, we will amend the last bullet point on page 11 of the Position Statement to read in its entirety as follows:

“The possibility of third parties making a competing offer if certain market conform thresholds (as set out in paragraph 3.3 under Certain arrangements) are met.”

Prospective Financial Information Page 18

6.	Summarize the “certain key assumptions” referenced at the top of page 18. Include a description of any limitations on the projected financial information on that page.

The key assumptions upon which the Projections are based are those listed in the first full paragraph of page 18. The information and level of detail regarding the key assumptions provided in the first full paragraph of page 18 are the same in all material respects to the information that DEMB provided to the Offeror. A description of limitations in the projected financial information appears in the second, third and fourth paragraphs under Section 4.2 on page 17.

Fairness Opinions of Lazard and Goldman Sachs, Pages 27 and 34

7.	The disclosure in both sections indicates that management of DEMB provided Lazard and Goldman Sachs with projected financial information which was used by the fairness advisors their analyses and conclusions with respect to the value of DEMB ordinary shares. Please clarify whether all of the financial forecasts and projected provided to Lazard and Goldman Sachs are disclosed on page 18. If not, please summarize them, along with the underlying assumptions and limitations.

While extensive detail was provided to Lazard and Goldman Sachs, DEMB hereby confirms that all material financial forecasts and projections provided to Lazard and Goldman Sachs are disclosed on page 18.

***

If you have any questions with respect to the foregoing, please contact me at (212) 610-6300.

Very truly yours,

/s/ A. Peter Harwich
A. Peter Harwich

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated June 14, 2013 (the Comment Letter) relating to the Schedule 14D-9 (the Schedule

14D-9) filed by D.E Master Blenders 1753 N.V. (DEMB) on June 6, 2013 (File No. 5-86899).

Per your request, DEMB acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Very yours truly,

D.E MASTER BLENDERS

By:	/s/ Michel M.G. Cup
Name: Michel M.G. Cup
Title: Chief Financial Officer

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